Filed pursuant to Rule 433

Registration Statement No. 333-284008

Free Writing Prospectus dated February 26, 2026

(to Prospectus dated December 23, 2024, and

Preliminary Prospectus Supplement dated February 26, 2026)

NatWest Group plc

$750,000,000 Fixed-to-Fixed Reset Rate Subordinated Tier 2 Notes due 2047

Issuer	NatWest Group plc (“NWG”)
Securities	$750,000,000 aggregate principal amount of Fixed-to-Fixed Reset Rate Subordinated Tier 2 Notes due 2047 (the “Subordinated Notes”).
Ranking	The Subordinated Notes will constitute NWG’s direct, unconditional, unsecured and subordinated obligations ranking pari passu, without any preference among themselves, and ranking junior in right of payment to the claims of any existing and future unsecured and unsubordinated indebtedness. In a winding up or in the event that an administrator has been appointed in respect of NWG and notice has been given that it intends to declare and distribute a dividend, all amounts due in respect of or arising under the Subordinated Notes will be subordinated to, and subject in right of payment to the prior payment in full of, all claims of all Senior Creditors (as defined in the preliminary prospectus supplement).
Format	SEC-registered
Specified Currency	USD
Issue Size	$750,000,000
Trade Date	February 26, 2026
Issue Date	March 3, 2026 (T+3)
Maturity	March 3, 2047

Interest Rate

From (and including) the Issue Date to (but excluding) the Interest Reset Date (as defined below), interest on the Subordinated Notes will be payable at a rate of 5.908% per annum.

From (and including) the Interest Reset Date to (but excluding) Maturity, interest on the Subordinated Notes will be payable at a rate per annum equal to the applicable U.S. Treasury Rate as determined by the Calculation Agent (both terms as defined in the preliminary prospectus supplement) on the Reset Determination Date (as defined below), plus 1.300%.

The determination of the applicable U.S. Treasury Rate is subject to the provisions set forth under “Description of the Subordinated Notes—Interest—Determination of the U.S. Treasury Rate” in the preliminary prospectus supplement.

Interest Payment Dates	Interest on the Subordinated Notes will be payable semi-annually in arrear on March 3 and September 3 of each year, beginning on September 3, 2026
Interest Reset Date	March 3, 2046
Reset Determination Date	The second business day immediately preceding the Interest Reset Date
Day Count Convention	30/360 (Following, unadjusted)
Business Days	New York and London
US Treasury Benchmark	4.625% due February 15, 2046
US Treasury Benchmark Yield	4.608%
Fixed Rate Spread to Benchmark Treasury	T+ 130bps
Re-offer Yield	5.908%
Issue Price	100.000% of the principal amount
Gross Proceeds	$750,000,000
All-in Price	99.600% of the principal amount
Fees	0.400%
Net Proceeds (before expenses)	$747,000,000
Redemption Price	100.000% of the principal amount of the Subordinated Notes
Optional Redemption Date	March 3, 2046

Optional Redemption

The Subordinated Notes are not redeemable at the option of the holders at any time.

NWG may redeem the Subordinated Notes at its sole discretion, in whole but not in part, on the Optional Redemption Date at 100% of their principal amount together with any accrued but unpaid interest to, but excluding, the date of redemption.

In addition, NWG may redeem the Subordinated Notes in its sole discretion, in whole but not in part, at 100% of their principal amount together with any accrued but unpaid interest to, but excluding, the date of redemption, upon the occurrence of certain tax or regulatory events, each as described in the preliminary prospectus supplement and the accompanying prospectus.

Any redemption or repurchase of the Subordinated Notes is subject to the provisions described under “Description of the Subordinated Notes—Tax Redemption”, “Description of the Subordinated Notes—Capital Disqualification Event Redemption” and “Description of the Subordinated Notes—Conditions to Redemption and Repurchase” in the preliminary prospectus supplement.

Redemption and Repurchase Conditions

Notwithstanding any other provision, NWG may only redeem the Subordinated Notes prior to the scheduled maturity date (and give notice thereof to the holders of Subordinated Notes) or repurchase the Subordinated Notes provided that (except to the extent that the Capital Regulations (as defined in the preliminary prospectus supplement) does not so require) (1) it has given such notice to the PRA (as defined in the preliminary prospectus supplement) as the PRA may then require before NWG becomes committed to the proposed redemption or repurchase, and (2) the PRA has granted permission for NWG to make such redemption or repurchase and it has complied with any other requirements of the Capital Regulations and/or the PRA applicable to such redemptions or repurchases at the time, as described in the preliminary prospectus supplement under “Description of the Subordinated Notes—Conditions to Redemption and Repurchase.”

In addition, with respect to a redemption as described under “Description of the Subordinated Notes—Tax Redemption” and “Description of the Subordinated Notes—Capital Disqualification Event Redemption,” NWG may only so redeem the Subordinated Notes before five years after the Issue Date provided that (except to the extent that the Capital Regulations does not so require), in addition to the conditions set out in (1) and (2) of the paragraph above, NWG demonstrates to the satisfaction of the PRA that the circumstance that entitles it to exercise such right of redemption (A) was not reasonably foreseeable as at the Issue Date; (B) in the case of a redemption described under “Description of the Subordinated Notes —Tax Redemption,” is material; and (C) in the case of a redemption described under “Description of the Subordinated Notes —Capital Disqualification Event Redemption,” the PRA considers the change in the regulatory classification of the Subordinated Notes to be sufficiently certain.

Events of Default	The Subordinated Notes contain very limited events of default provisions and the remedies available thereunder are limited, as described in the preliminary prospectus supplement under “Description of the Subordinated Notes—Events of Default and Defaults; Limitation of Remedies.”

Agreement with Respect to the Exercise of U.K. Bail-in Power

Notwithstanding any other agreements, arrangements, or understandings between NWG and any holder or beneficial owner of the Subordinated Notes, by its acquisition of the Subordinated Notes, each holder and beneficial owner of the Subordinated Notes acknowledges, accepts, agrees to be bound by and consents to the exercise of any UK bail-in power by the relevant UK authority which may result in (i) the reduction or cancellation of all, or a portion, of the principal amount of, or interest on, the Subordinated Notes; (ii) the conversion of all, or a portion, of the principal amount of, or interest on, the Subordinated Notes into ordinary shares or other securities or other obligations of NWG or another person; and/or (iii) the amendment or alteration of the Maturity of the Subordinated Notes, or amendment of the amount of interest due on the Subordinated Notes, or the dates on which interest becomes payable, including by suspending payment for a temporary period; which UK bail-in power may be exercised by means of variation of the terms of the Subordinated Notes solely to give effect to the exercise by the relevant UK authority of such UK bail-in power.  Each holder and beneficial owner of the Subordinated Notes further acknowledges and agrees that the rights of the holders and/or beneficial owners under the Subordinated Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any UK bail-in power by the relevant UK authority.

For these purposes, a “UK bail-in power” is any write-down, conversion, transfer, modification or suspension power existing from time to time under any laws, regulations, rules or requirements relating to the resolution of banks, banking group companies, credit institutions and/or investment firms incorporated in the United Kingdom in effect and applicable in the United Kingdom to NWG or other members of the Group (as defined in the prospectus supplement), including but not limited to any such laws, regulations, rules or requirements which are implemented, adopted or enacted within the context of a UK resolution regime under the Banking Act, pursuant to which any obligations of a bank, banking group company, credit institution or investment firm or any of its affiliates can be reduced, cancelled, modified, transferred and/or converted into shares or other securities or obligations of the obligor or any other person (or suspended for a temporary period) or pursuant to which any right in a contract governing such obligations may be deemed to have been exercised. A reference to the “relevant UK authority” is to any authority with the ability to exercise a UK bail-in power.

Repayment of Principal and Payment of Interest After Exercise of U.K. Bail-in Power	No repayment of the principal amount of the Subordinated Notes or payment of interest on the Subordinated Notes shall become due and payable after the exercise of any UK bail-in power by the relevant UK authority unless, at the time that such repayment or payment, respectively, is scheduled to become due, such repayment or payment would be permitted to be made by NWG under the laws and regulations of the United Kingdom applicable to NWG and the Group.
Joint Bookrunners and Joint Lead Managers	Goldman Sachs & Co. LLC J.P. Morgan Securities LLC NatWest Markets Securities Inc. TD Securities (USA) LLC UBS Securities LLC Wells Fargo Securities, LLC

Co-Managers	CIBC World Markets Corp.
Denominations	$200,000 and integral multiples of $1,000 in excess thereof
Listing	NWG intends to apply to list the Subordinated Notes on the New York Stock Exchange in accordance with its rules.
Target Market

Manufacturer target market (UK MiFIR/ MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID)/ UK PRIIPs KID has been prepared as not available to retail in EEA or UK.

This document is being distributed to, and is directed only at, persons in the United Kingdom in circumstances where section 21(1) of the Financial Services and Markets Act 2000 does not apply.

Expected Security Ratings*	Moody’s: Baa1 S&P: BBB+ Fitch: A-
Clearing and Settlement	DTC
CUSIP	639057AW8
ISIN	US639057AW82
Governing Law	The Indenture and the Subordinated Notes are governed by, and construed in accordance with, the laws of the State of New York, except for the subordination and waiver of right to set-off provisions relating to the Subordinated Notes, which are governed by the laws of Scotland.

*        The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s, S&P or Fitch.

Manufacturer target market (UK MiFIR/MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA or in the United Kingdom. No sales to retail clients in the EEA or the United Kingdom, as defined under MiFID II or, in the United Kingdom, as defined in in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended.

The Issuer has filed a registration statement (including a base prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest in this offering, you should read the base prospectus in that registration statement and the prospectus supplement in respect of this offering and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Joint Bookrunners and Joint Lead Managers will arrange to send you the base prospectus and prospectus supplement at no charge if you request it by calling NatWest Markets Securities Inc. toll-free at 1-800-231-5830.

The Issuer currently expects delivery of the Subordinated Notes to occur on March 3, 2026, which will be the third business day following the date of pricing of the Subordinated Notes (such settlement cycle being referred to as “T+3”). Under Rule 15(c)6-1 of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), trades in the secondary market generally are required to settle in one business day (as such term is used for purposes of Rule 15(c)6-1 of the U.S. Exchange Act) unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Subordinated Notes prior to one business day prior to the delivery of such Subordinated Notes will be required, by virtue of the fact that the Subordinated Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Subordinated Notes who wish to make such trades should consult their own advisors.